SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLEAN COAL TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

18450P101

(CUSIP Number)

Lee Bok Leong

c/o Ventrillion Management Company Ltd

c/o 10 Anson Road #03-05

International Plaza

Singapore 079903

Telephone: (65) 6733-8984

with a copy to:

Timothy Hia, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Republic Plaza

Singapore 048619

Telephone: (65) 6536-1161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 18450P101	2

1	Names of reporting persons. Ventrillion Management Company Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Republic of Seychelles
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,000,000
	8	Shared voting power 0
	9	Sole dispositive power 8,000,000
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,000,000
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.88%
14	Type of reporting person CO

CUSIP No. 18450P101	3

This Amendment No. 1 amends the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2012 (the “Original Schedule 13D”), by Ventrillion Management Company Ltd, a company incorporated in the Republic of Seychelles (“Ventrillion”). This Amendment No. 1 relates to the shares of common stock, par value $0.00001 per share (the “Common Shares”), of Clean Coal Technologies, Inc., a Nevada corporation (the “Issuer”), which has its principal executive offices at 295 Madison Avenue (12th Floor), New York, NY. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is amended to include the following new paragraphs:

On March 22, 2013, Ventrillion and the Issuer entered into an amendment agreement to the Purchase Agreement (the “Amendment Agreement”) to modify certain provisions relating to Ventrillion’s conditional right to acquire the Second Closing Shares by the Second Closing Date. Pursuant to the Amendment Agreement, on March 22, 2013, Ventrillion exercised its right to acquire 8,000,000 of the 100,000,000 Second Closing Shares that it had previously been entitled to acquire on the Second Closing Date subject to the fulfillment of certain conditions.

The aggregate purchase price of the 8,000,000 Common Shares of the Issuer acquired by Ventrillion pursuant to the Amendment Agreement was $400,000. The purchase was funded by a loan from a shareholder of Ventrillion, Mr. Lee Bok Leong.

In connection with the full and final settlement of Ventrillion’s obligations under a Funding Agreement dated December 6, 2011 (as amended by the Amendment Agreement (as defined below)) (the “Funding Agreement”) entered into between Ventrillion, CAM and PT Chateau Capital (“PTCC”), Ventrillion transferred its beneficial ownership of 56,000,000 Common Shares of the Issuer to Chateau Asset Management SPC (acting for and on behalf of the ASEAN Mining Development Segregated Portfolio) (“CAM”), and transferred its beneficial ownership of 44,000,000 Common Shares of the Issuer to Vega Limited (“Vega”).

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended and restated in its entirety to read as follows:

Ventrillion acquired the 108,000,000 Common Shares of the Issuer as a strategic investment in the Issuer.

Ventrillion subsequently transferred 56,000,000 Common Shares of the Issuer to CAM and 44,000,000 Common Shares of the Issuer to Vega in full and final settlement of Ventrillion’s obligations to CAM under a Funding Agreement dated December 6, 2011.

Stock Purchase Agreement

On December 5, 2012, the Issuer entered into a stock purchase agreement (the “Purchase Agreement”) with Ventrillion relating to the sale and issuance of 300,000,000 Common Shares of the Issuer for $15,000,000.

Pursuant to the terms of the Purchase Agreement, Ventrillion (a) has completed the acquisition of 100,000,000 Common Shares of the Issuer to which this statement relates on December 6, 2012 for $4.0 million, and Ventrillion will further acquire (i) subject to certain conditions, including the receipt of stockholders’ approval of a reverse split of the Common Shares of the Issuer (“Stockholder Approval”) and completion of the construction and commissioning of the Issuer’s pilot plant, 100,000,000 Common Shares of the Issuer at a price of $0.05 per share (the “Second Closing Shares”) on the date falling on the six-month anniversary date of the Purchase Agreement (the “Second Closing Date”), and (ii) subject to certain conditions, including the commercialization of the Issuer’s technology, 100,000,000 Common Shares of the Issuer at a price of $0.06 per share (the “Third Closing Shares”) on the date falling on the twelve-month anniversary date of the Purchase Agreement, and (b) was issued an option to purchase 40,000,000 Common Shares of the Issuer at an exercise price of $0.00001 per share, which will become exercisable if Stockholder Approval is not obtained by the Second Closing Date.

On March 22, 2013, Ventrillion and the Issuer entered into the Amendment Agreement to modify certain provisions relating to Ventrillion’s conditional right to acquire the Second Closing Shares by the Second Closing Date. Pursuant to the Amendment Agreement, Ventrillion exercised its right to acquire 8,000,000 of the 100,000,000 Second Closing Shares that it had previously been entitled to acquire on the Second Closing Date subject to the fulfillment of certain conditions, and retained the right to acquire the remaining 92,000,000 Second Closing Shares on the Second Closing Date, which right remains conditional upon the fulfillment of certain conditions, including the receipt of Stockholder Approval and completion of the construction and commissioning of the Issuer’s pilot plant.

Registration Rights Agreement

On December 5, 2012, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Ventrillion, pursuant to which the Issuer has agreed to provide to Ventrillion customary piggyback and demand registration rights with respect to the Common Shares of the Issuer acquired and to be acquired by Ventrillion.

Asset Transfer Agreement

On December 12, 2012, CAM entered into an asset transfer agreement (the “Asset Transfer Agreement”) with Ventrillion and PTCC relating to the settlement of Ventrillion’s remaining financial commitments under the Funding Agreement. The Asset Transfer Agreement provides that Ventrillion and CAM shall, within 90 days of the date of the Asset Transfer Agreement (the “Closing Date”), enter into a written agreement setting forth a description of the assets to be delivered by Ventrillion to CAM under the terms of the Asset Transfer Agreement, provided that the fair market value of the assets to be delivered by Ventrillion to CAM pursuant to the terms thereof shall not be less than $5 million. The Asset Transfer Agreement provides by its terms that CAM may assign all or part of its rights under the Asset Transfer Agreement to one or more third parties.

On February 20, 2013, Ventrillion, CAM and PTCC entered into a supplemental agreement to the Asset Transfer Agreement (the “Supplemental Asset Transfer Agreement”) to set out the nature of the assets which shall constitute the “Settlement Assets” for purposes of the Asset Transfer Agreement. Subsequently, on February 20, 2013, Ventrillion, CAM and PTCC entered into an amendment agreement to the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) and the Funding Agreement (the “Amendment Agreement”) to modify certain provisions of each agreement, including extension of the Closing Date of the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) to on or before June 13, 2013 and the transfer of all of PTCC’s rights and responsibilities under the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement) and the Funding Agreement to CAM. Thereafter, Ventrillion and CAM elected not to proceed with the transactions contemplated by the Asset Transfer Agreement (as amended by the Supplemental Asset Transfer Agreement and the Amendment Agreement) (the “Original Asset Transfer Agreement”).

On December 31, 2013, Ventrillion and CAM entered into an amended and restated supplemental agreement to the Original Asset Transfer Agreement (the “Amended and Restated Supplemental Asset Transfer Agreement”) whereby Ventrillion and CAM agreed to further extend the Closing Date from June 13, 2013 to December 31, 2013 and Ventrillion agreed to (i) transfer to CAM 56,000,000 Common Shares of the Issuer, (ii) transfer to Vega 44,000,000 Common Shares of the Issuer, (iii) assign to each of CAM and Vega (a) a portion of the rights under the Registration Rights Agreement corresponding to the Common Shares of the Issuer acquired by each of them and (iv) issue a promissory note in favor of Vega for the sum of $200,000 (the “Promissory Note”), the foregoing constituting full and final settlement of Ventrillion’s obligations to CAM under the Funding Agreement.

To effect the terms of the Original Asset Transfer Agreement (as amended by the Amended and Restated Supplemental Asset Transfer Agreement), on December 31, 2013, Ventrillion, CAM and Vega entered into an assignment and assumption agreement in respect of the Registration Rights (the “Registration Rights Assignment and Assumption Agreement”) and Ventrillion issued the Promissory Note.

General

Ventrillion will review its investment in the Issuer on a continuing basis. Depending on the overall market conditions, performance and prospects of the Issuer, other investment opportunities available to Ventrillion, and the market prices of the Common Stock of the Issuer and other investment considerations, Ventrillion may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of Ventrillion’s process of reviewing its investment in the Issuer, Ventrillion may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Ventrillion may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans, strategies or proposals and take such actions with respect to its investment in the Issuer, including any or all of the actions described in the foregoing paragraph. Any of the foregoing actions may be effected at any time or from time to time.

References to, and descriptions of, (a) the Purchase Agreement and the Registration Rights Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Registration Rights Agreement, respectively, copies of which are filed as Exhibit 99.1 and Exhibit 99.2, respectively, to the Original Schedule 13D and which are incorporated by reference in this Item 4 in their entirety and (b) the Asset Transfer Agreement, the Amendment Agreement, the Amended and Restated Supplemental Asset Transfer Agreement, the Registration Rights Assignment and Assumption Agreement and the Promissory Note as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Asset Transfer Agreement, the Amendment Agreement, the Amended and Restated Supplemental Asset Transfer Agreement, the Registration Rights Assignment and Assumption Agreement and the Promissory Note, respectively, copies of which are filed as Exhibits 2, 3, 4, 5 and 6, respectively, to the statement on Schedule 13D, filed with the SEC on January 3, 2014 by CAM and which are incorporated by reference in this Item 4 in their entirety.

Item 5. Interest in Securities of the Issuer.

Item 5(a) — (b) of the Original Schedule 13D is amended and restated in its entirety to read as follows:

(a) — (b) Ventrillion is the beneficial owner of 8,000,000 shares of common stock of the Issuer (approximately 0.88% of the shares of the Issuer’s issued and outstanding common stock based on information provided by the Issuer as at the date of this filing).

Ventrillion has sole power to vote and sole power to dispose of such shares to which this statement relates.

Except as set forth in this Item 5, neither Ventrillion nor, to the knowledge of Ventrillion, its director listed in Schedule A of the Original Schedule 13D, beneficially owns or has the power to vote or cause the vote of any Common Shares.

(c) On December 31, 2013, Ventrillion transferred 100,000,000 Common Shares of the Issuer pursuant to the Amended and Restated Supplemental Asset Transfer Agreement as described in Item 4 above. Except for the transfers of Common Shares pursuant to the Amended and Restated Supplemental Asset Transfer Agreement, no transactions in Common Shares were effected by Ventrillion or, to the knowledge of Ventrillion, its director listed in Schedule A to the Original Schedule 13D, during the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2013	Ventrillion Management Company Ltd

	By:	/s/ Lee Bok Leong
		Name:	Lee Bok Leong
		Title:	Director